SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 3
                                (Final Amendment)
                                       to
                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               GraphOn Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

          Options to Purchase Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)

                                   388 707 101
                (CUSIP Number of Class of Underlying Securities)

                               GraphOn Corporation
                               400 Cochrane Circle
                          Morgan Hill, California 95037
                                 (800) 472-7466
           (Name, address and telephone number of person authorized to receive notices
                 and communications on behalf of filing persons)

                                   Copies to:

                              Ira I. Roxland, Esq.
                             Joseph H. Schmitt, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction valuation (1)                 Amount of filing fee (2)
--------------------------------------------------------------------------------
              $94,909                                   $77
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 677,917 shares of common stock of GraphOn Corporation having an aggregate value of $94,908 as of June 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.


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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not Applicable    Filing Party: Not applicable.

   Form or Registration No.: Not Applicable  Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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      This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO, as amended (the "Tender Offer Statement") filed by GraphOn Corporation, a Delaware corporation (the "Company"), relating to the offer (the "Offer") by the Company to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 24, 2003, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement.

Item 4.   Terms of the Transaction

      Item 4, subparagraph (a) of the Tender Offer Statement is hereby amended and supplemented to add the following:

      The Offer expired at 5:00 p.m., Eastern Time, on July 23, 2003. Pursuant to the Offer, we accepted for exchange eligible options to purchase 578,935 shares of the Company's common stock, representing 85.4% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions set forth in the Offer to Exchange, the Company will grant the new options in exchange for the eligible options accepted for exchange.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GraphOn Corporation




                               By:  /s/ William Swain
                                    -------------------------
                                    William Swain
                                    Secretary and Chief Financial
                                    Officer


Date: July 30, 2003




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